UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-41440

Virax Biolabs Group Limited

(Registrant’s Name)

20 North Audley Street

London, W1K 6LX

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Changes in Registrant’s Certifying Accountant

Discontinuation of the Services from the Company’s Independent Registered Public Accounting Firm

Virax Biolabs Group Limited (the “Company”) is furnishing this current report on Form 6-K to report the dismissal of BF Borgers CPA PC (“BFB”) effective April 19, 2023. The dismissal of BFB has been considered and approved by the board of directors (the “Board”) of the Company.

BFB’s reports on the Company’s financial statements for the fiscal years ended March 31, 2022 and 2021 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that such reports expressed doubt regarding the Company’s ability to continue as a going concern. Furthermore, during the Company’s two most recent fiscal years and through April 19, 2023, there have been no disagreements with BFB on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to BFB’s satisfaction, would have caused BFB to make reference to the subject matter of any such disagreements in connection with its reports on the Company’s financial statements for such periods.

For the fiscal years ended March 31, 2022 and 2021 and through April 19, 2023, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of the Form 20-F.

The Company provided BFB with a copy of the above disclosure and requested that BFB furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statement. A copy of BFB’s letter is filed as Exhibit 16.1 to this Form 6-K.

Appointment of New Independent Registered Public Accounting Firm

The Company has appointed Reliant CPA PC (“Reliant”) as successor auditor of the Compnay effective April 19, 2022 to audit the Company’s consolidated financial statements as of and for the fiscal year ended March 31, 2023. The appointment of Reliant has been approved by the Board.

During the Company’s two most recent fiscal years and through April 19, 2023, neither the Company nor anyone acting on the Company’s behalf consulted Reliant with respect to any of the matters or reportable events set forth in Item 16F(a)(2)(i) and (ii) of the Form 20-F.

Financial Statements and Exhibits

Exhibit No	Description

16.1	Letter of BF Borgers CPA PC dated April 21, 2023, regarding change in independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VIRAX BIOLABS GROUP LIMITED

Date:	April 21, 2023	By:	/s/ James Foster
James Foster, Chief Executive Officer